UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021 Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) – Third Quarter 2021 Market Update

Hamilton, Bermuda, November 29, 2021 – Seadrill Limited (“Seadrill” or “the Company”) (OSE:SDRL, OTCPK:SDRLF), a world leader in offshore drilling provides a market update for the third quarter of 2021.

During the quarter, Seadrill continued to sign high-quality contracts contributing $145m to backlog, reflecting the depth of its customer relationships. Total backlog as of September 30, 2021 stood at $2.1bn. Highlights during the period included:

•	West Gemini – a four well contract plus options in Angola contributing $35m in backlog. Commencement is currently targeted for 4Q21.

•	West Neptune – secured a 90-day contract with Talos in the US Gulf of Mexico contributing $26m in backlog. The contract is expected to commence in direct continuation of the current LLOG contract.

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West Hercules – awarded a one well contract with Equinor in Canada adding $57m in backlog. Operations are set to commence in April 2022. Additionally, Equinor exercised another one well option in Norway for the rig under a continuous optionality provision adding $9m in backlog.

•	West Tellus – Shell exercised the options on the contract adding $18m backlog.

Post period, Seadrill added over $0.5bn in backlog, continuing to demonstrate its ability to execute contracts while restructuring its balance sheet.

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West Carina and West Tellus – signed two contracts with one of its longstanding customers, Petrobras. Both rigs have been signed on 3-year fixed term contracts for work on the Búzios field in offshore Brazil, commencing September 2022. Total contract value is $549m.

•	Sevan Louisiana – awarded a one firm well contract with Eni in US GOM. The contract is expected to commence late December 2021 and continue until late May 2022.

•	West Neptune – further activity in US GOM with LLOG exercising an option adding $10m in backlog.

On October 26, 2021, Seadrill’s Plan of Reorganization was approved by the US Bankruptcy Court for the Southern District of Texas. The plan raises $350m in new financing and reduces Seadrill’s liabilities by $4.9bn to $0.7bn, while leaving customer, trade and employee claims unaffected. Existing shareholders will see their holding in the post emergence entity decrease to 0.25%. The completion of the reorganization is expected in early 2022.

On November 17, 2021, Seadrill announced a new, independent, seven-member Board of Directors who will take up their positions in the successor company upon emergence from Chapter 11. The Board will be comprised of high-caliber professionals who collectively bring extensive industry and leadership experience, including Julie Johnson Robertson who will join as Chair of the Board and Mark McCollum who will join as Chair of the Audit and Risk Committee.

Stuart Jackson, Seadrill Chief Executive Officer, commented: “The offshore drilling industry has experienced a period of turbulence in recent times and many companies have undertaken significant corporate changes to align to a new market environment. While market conditions are improving, further asset rationalization and market consolidation is needed to provide a more secure footing for offshore drillers to grow value for their stakeholders.”

The fleet status report can be viewed at: https://www.seadrill.com/fleet/

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company owns and/or operates 37 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 29, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)

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